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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CCA Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
124867102
(CUSIP Number)
Jared Bluestein
1114 Avenue of the Americas, Forty First Floor
New York, New York 10036
(212) 380-2230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	124867102

1	NAMES OF REPORTING PERSONS: Berggruen Holdings North America Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		212,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		212 ,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	212,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

     This Amendment No. 1 hereby amends the initial Statement on Schedule 13D (the “Schedule 13D”) previously filed on December 14, 2005, by Berggruen Holdings North America Ltd. (f/k/a Alexander Enterprise Holdings Corp.) (the “Reporting Person”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of CCA Industries, Inc., a Delaware corporation (the “Issuer”), providing that the Reporting Person no longer beneficially owns more than 5% of the Issuer’s securities, as follows:
Item 2. Identity and Background.
(a) Berggruen Holdings North America Ltd. is a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Ltd., a British Virgin Islands corporation. All of the shares of Berggruen Holdings Ltd. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Island corporation.
     Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) present principal occupation or employment, (c) business address of principle employment, (d) citizenship, of each executive officer and director of Berggruen Holdings North America Ltd., Berggruen Holdings Ltd., and Maitland Trustees Limited, and (e) the name of any corporation or other organization in which such occupation or employment is conducted.
(b) The address of the principal office of Berggruen Holdings North America Ltd. is 1114 Avenue of the Americas, Forty First Floor, New York, New York 10036.
(c) The principal business activities of Berggruen Holdings North America Ltd. is that of a private investment company engaging in the purchase and sale of securities for its own account.
(d) During the past five years, Berggruen Holdings North America Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Berggruen Holdings North America Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     To the best of the Reporting Person’s knowledge, during the last five years, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.
(a) The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Person is the beneficial owner of 212,700 Shares representing approximately 3.5% of the outstanding shares of the Issuer’s Shares. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of August 1, 2006 by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 31, 2006, and filed with the Securities and Exchange Commission on October 10, 2006.
     Except as disclosed in this Item 5(a), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Schedule 13D beneficially owns any Shares or has the right to acquire any Shares.
(b) Berggruen Holdings North America Ltd. has the power to vote or to direct the vote or dispose or direct the disposition of 212,700 Shares. The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
(c) Transactions During the Past 60 Days:
a. On September 6, 2006, the Reporting Person purchased 500 Shares at a price of $9.82.
b. On November 2, 2006, the Reporting Person sold 4,800 Shares at a price of $11.59.
c. On November 3, 2006, the Reporting Person sold 55,800 Shares at a price of $11.42.
     Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Schedule 13D has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.
(d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
(e) As of November 3, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2006	Berggruen Holdings North America Ltd.
	By:	/s/ Jared Bluestein
		Name:	Jared Bluestein
Its: Director

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON
Directors of Berggruen Holdings North America Ltd. and Berggruen Holdings Ltd.:

	Principal	Name/Principal
	Occupation/	Business/Address of
Name	Employment	Principal Employment	Citizenship

Nicolas Berggruen	President of	Berggruen Holdings, Inc.	United States
	Berggruen Holdings,	1114 Avenue of the Americas
	Inc.	Forty First Floor
New York, NY 10036

Jared Bluestein	Chief Operating	Berggruen Holdings, Inc.	United States
	Officer of	1114 Avenue of the Americas
	Berggruen Holdings,	Forty First Floor
	Inc.	New York, NY 10036

Graham Cook	Managing Director	Bison Financial Services Ltd	United Kingdom
	of TMF Limited and	Mill Mall, PO Box 964
	of Bison Financial	Road Town, Tortola
	Services Limited	British Virgin Islands
Senior Level Employees of Maitland Trustees Limited:

	Principal	Name/Principal
	Occupation/	Business/Address of
Name	Employment	Principal Employment	Citizenship

S Georgala	Senior Level	Falcon Cliff, Palace Road	Luxembourg
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

RC Kerr	Senior Level	Falcon Cliff, Palace Road	Ireland
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

AF Knight	Senior Level	Falcon Cliff, Palace Road	United Kingdom
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

JB Mills	Senior Level	Falcon Cliff, Palace Road	Ireland
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

	Principal	Name/Principal
	Occupation/	Business/Address of
Name	Employment	Principal Employment	Citizenship
HRW Troskie	Senior Level	Falcon Cliff, Palace Road	The Netherlands
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

PJ Wentzel	Senior Level	Falcon Cliff, Palace Road	South Africa
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

RJ Whillis	Senior Level	Falcon Cliff, Palace Road	Canada
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

RL Worsdale	Senior Level	Falcon Cliff, Palace Road	South Africa
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles

EW Wilkinson	Senior Level	Falcon Cliff, Palace Road	United Kingdom
	Employee of	PO Box 75, Douglas
	Maitland Trustees	Isle of Man, IM99 1EP,
	Limited	British Isles
Associated Corporations/Organizations:

	Place of		Address of Principle
Name	Incorporation	Principal Business	Business/Principle Executive Office

Berggruen Holdings, Ltd.	British Virgin Islands	Investment Company	1114 Avenue of the Americas Forty First Floor New York, New York 10036

Tarragona Trust	British Virgin Islands	Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles

Maitland Trustees Limited	British Virgin Islands	Corporate Trustee of Tarragona Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles

SCHEDULE B
LIST OF PERSONS
     Not applicable.